INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 22, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) (the “Registrant”) on behalf of the First Trust Multi-Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Soo Im-Tang of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on January 8, 2025, regarding Post-Effective Amendment No. 429 to the Registrant’s Form N-1A registration statement filed on November 29, 2024 (the “Registration Statement”), with respect to the First Trust Multi-Strategy Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund

1.	Please provide the completed fees and expenses table and expense example for the Fund in correspondence to the Commission at least five days prior to the Registration Statement becoming effective.

Response: The Fund’s completed fees and expenses table and expense example, which will be included in the Amendment, are disclosed in Appendix A.

Principal Investment Strategies

2.	The first paragraph under the Principal Investment Strategies section states, “[w]hen appropriate, the terms ‘Advisor’ or ‘Advisors’ refer to FTCM and the Sub-Advisors.” Please consider identifying the Fund’s sub-advisors in this sentence.

Response: The Registrant has updated the disclosure as follows:

When appropriate, the terms “Advisor” or “Advisors” refer to FTCM and the Sub-Advisors, which are Palmer Square Capital Management, LLC (“Palmer Square”) and Vest Financial, LLC (“Vest”).

3.	In the “Arbitrage” subsection of the Fund’s principal investment strategies, please consider specifying particular sectors or the geographic location of companies that are the focus of the Fund’s arbitrage strategy.

Response: The Registrant has added the following disclosure immediately after the third sentence:

For purposes of the merger-arbitrage strategy, the Advisor focuses on companies located in North America.

4.	The “Secured Options” subsection of the Fund’s principal investment strategies references a “Box Spread.” Please explain what an option “Box Spread” strategy is in the paragraph.

Response: The Registrant has updated the disclosure as follows:

Secured Options.  To the extent that the Fund’s assets are only subject to puts, in order to secure the puts, the assets will consist of cash, cash equivalents, or a box spread. A box spread (“Box Spread”) is an offsetting set of options that have risk and return characteristics similar to cash equivalents ~~(“Box Spread”)~~. A Box Spread consists of a synthetic long position coupled with an offsetting synthetic short position through a combination of options contracts on a reference asset at the same expiration date. The synthetic long position consists of (i) buying a call option and (ii) selling a put option, each on the same reference asset and each with the same strike price and expiration date. The synthetic short position consists of (i) buying a put option and (ii) selling a call option, each on the same reference asset and each with the same expiration date as the synthetic long but with a different strike price from the synthetic long. The difference between the strike prices of the synthetic long and the synthetic short determines the expiration value (or value at maturity) of the Box Spread.

~~In that event, there may be few, if any, securities held by the Fund.~~ To the extent that the Fund’s assets are only subject to covered calls on an index, the Fund may hold index ETFs instead of individual securities that replicate the movement of the index, in addition to the other permitted coverage methods.

5.	The Fund’s principal investment strategies state that the Fund may “[s]ell securities short with respect to 100% of its net assets.” Please confirm that any expected dividend and interest expenses associated with short sales transactions will be reflected in the Fund’s fees and expenses table.

Response: The Registrant so confirms.

Principal Risks of Investing

6.	The Staff notes that the Fund may “[i]nvest up to 80% of its net assets in fixed income securities of any maturity, including corporate bonds, debt issued by the U.S. government and its agencies and exchange-traded notes (“ETNs”).” If investing in ETNs is part of the Fund’s principal investment strategies, please consider adding ETN risk disclosure.

Response: The Registrant has added the following disclosure:

ETN risk. ETNs are debt securities that combine certain aspects of ETFs and bonds. ETNs are not investment companies and thus are not regulated under the 1940 Act. ETNs, like ETFs, are traded on stock exchanges and generally track specified market indices, and their value depends on the performance of the underlying index and the credit rating of the issuer. ETNs may be held to maturity, but unlike bonds there are no periodic interest payments and principal is not protected.

7.	The Fund’s Principal Risks of Investing section includes “Box spread risk” disclosure. Please consider adding the definition of “Box Spread” to the risk disclosure.

Response: The Registrant has revised the first paragraph under “Box spread risk” disclosure as follows:

Box spread risk. A Box Spread is an offsetting set of options that have risk and return characteristics similar to cash equivalents. A Box Spread ~~the combination~~consists of a synthetic long position coupled with an offsetting synthetic short position through a combination of options contracts on a reference asset at the same expiration date. The synthetic long position consists of (i) buying a call option and (ii) selling a put option, each on the same reference asset and each with the same strike price and expiration date. The synthetic short position consists of (i) buying a put option and (ii) selling a call option, each on the same reference asset and each with the same expiration date as the synthetic long but with a different strike price from the synthetic long.

The difference between the strike prices of the synthetic long and the synthetic short determines the expiration value (or value at maturity) of the Box Spread. An important feature of the Box Spread construction process is that it seeks to eliminate market risk tied to price movements associated with the underlying options’ reference asset. Once the Box Spread is initiated, its return from the initiation date through expiration will not change due to price movements in the underlying options’ reference assets. The Fund may purchase Box Spreads on various indices or securities based on risk and return considerations.

8.	In the “ETF risk” disclosure, please disclose that when all or a portion of an ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this could lead to differences between the market price of the ETF’s shares and their underlying net asset value.

Response: The Registrant has added the following disclosure under “ETF risk”:

When all or a portion of an ETFs underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading is open, there may be changes from the last quote from the closed market and the value of such security during the ETF’s domestic trading day, which could lead to differences between the market price of the ETF’s shares and their underlying net asset value.

Performance

9.	Please provide the completed Calendar-Year Total Return bar chart and Average Annual Total Returns table for the Fund in correspondence to the Commission at least five days prior to the Registration Statement becoming effective.

Response: The Fund’s completed Calendar-Year Total Return bar chart and Average Annual Total Returns table, which will be included in the Amendment, are disclosed in Appendix B.

Management of the Fund

10.	With respect to the retention of Vest Financial, LLC as a sub-advisor to the Fund and the approval of the sub-advisory agreement between First Trust Capital Management L.P. and Vest Financial, LLC on behalf of the Fund, please supplementally explain how and when shareholders of the Fund were notified of this change.

Response: The Registrant confirms that a proxy statement seeking shareholder approval of the sub-advisory agreement between First Trust Capital Management L.P. and Vest Financial, LLC, on behalf of the Fund (the “Vest Sub-Advisory Agreement”), was filed with the Commission on December 27, 2023 (Accession No. 0001213900-23-098812). Shareholders of the Fund approved the Vest Sub-Advisory Agreement at a special meeting of shareholders held on February 22, 2024.

Statement of Additional Information (“SAI”)

Investment Restrictions

11.	Please note the Staff’s policy that, with respect to the Fund’s concentration policy, the Fund and the Advisor may not ignore the concentration of affiliated and unaffiliated underlying funds when determining whether the Fund is in compliance with its concentration policy. Please add disclosure stating that the Fund will consider the concentration of its underlying funds when determining compliance with its concentration policy.

Response: The Registrant has added the following sentence after the list of fundamental policies under the “Investment Restrictions” section of the SAI:

The Fund will consider the concentration of its underlying funds when determining compliance with its concentration policy.

Management of the Fund

Trustees and Officers

12.	Under the “Officers of the Trust” section of the Trustees and Officers table, please provide the address for Joshua Gohr.

Response: The Registrant has updated footnote “b” under the Trustees and Officers table as follows:

b    Address for Ms. Ausili, Ms. Dam, ~~and~~ Ms. Drake, and Mr. Gohr: 2220 E. Route 66, Suite 226, Glendora, California 91740.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in Class A shares of the Fund. More information about these and other discounts is available from your financial professional and in the section titled “YOUR ACCOUNT WITH THE FUND — Purchase of Shares” on page [38] of the Prospectus and in “Appendix A — Waivers and Discounts Available from Intermediaries” of the Prospectus.

		Class A Shares		Class C Shares		Class I Shares
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases
(as a percentage of offering price)		4.50%		None		None
Maximum deferred sales charge (load) (as a
percentage of the lesser of the value redeemed or
the amount invested)		0.50%[1]		1.00%[1]		None
Wire fee		$20		$20		$20
Overnight check delivery fee		$25		$25		$25
Retirement account fees (annual maintenance fee)		$15		$15		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		1.20%		1.20%		1.20%
Distribution and service (Rule 12b-1) fees		0.25%		1.00%		None
Other expenses		0.45%		0.43%		0.41%
Shareholder servicing fee	0.13%		0.11%		0.09%
Dividends and interest expense on short sales	0.07%		0.07%		0.07%
All other expenses	0.25%		0.25%		0.25%
Acquired fund fees and expenses		0.05%		0.05%		0.05%
Total annual fund operating expenses[2]		1.95%		2.68%		1.66%

1.	For Class A shares, no sales charge applies on investments of $250,000 or more, but to the extent a finder’s fee was paid, a contingent deferred sales charge (“CDSC”) of 0.50% will be imposed on certain redemptions of such shares within 12 months of the date of purchase. Class C Shares of the Fund are subject to a CDSC of 1.00% on any shares sold within 12 months of the date of purchase.
2.	The total annual fund operating expenses do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A	$639	$1,035	$1,455	$2,622
Class C	$373	$832	$1,420	$3,012
Class I	$169	$523	$902	$1,965

You would pay the following expenses on Class C Shares if you did not redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Class C	$271	$832	$1,420	$3,012

Appendix B

Performance

The bar chart and table below provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year for Class I shares and by showing how the average annual total returns of each class of the Fund compare with the average annual total returns of the Bloomberg US Aggregate Bond Index, the 50% S&P 500 Index/50% Bloomberg US Aggregate Bond Index, and the ICE BofA Merrill Lynch 3 Month US Treasury Bill Index. The Bloomberg US Aggregate Bond Index has been included as the primary broad-based securities market index in order to satisfy a change in regulatory requirements. The Fund also compares its performance with the returns of the 50% S&P 500 Index/50% Bloomberg US Aggregate Bond Index, which the Advisor believes is a better performance benchmark for comparison to the Fund’s performance in light of the Fund’s investment strategies. Effective July 1, 2024, the Fund replaced the ICE BofA Merrill Lynch 3 Month US Treasury Bill Index with the Bloomberg US Aggregate Bond Index as the Fund’s primary index in connection with new regulatory requirements. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ. Updated performance information is available at the Fund’s website, https://www.FirstTrustCapital.com, or by calling the Fund at 1-877-779-1999. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Sales loads are not reflected in the bar chart, and if those charges were included, returns would be less than those shown.

The Fund commenced operations and acquired the assets and liabilities of the Vivaldi Orinda Macro Opportunities Fund (the “Predecessor Fund”), a series of Advisors Series Trust, on December 16, 2016. As a result of the acquisition, the Fund is the accounting successor of the Predecessor Fund. Performance results shown in the bar chart and the performance table below for periods prior to December 16, 2016 reflect the performance of the Predecessor Fund.

Calendar-Year Total Return (before taxes) for Class I Shares

For each calendar year at net asset value per share (“NAV”)

Class I Shares
Highest Calendar Quarter Return at NAV	9.23%	Quarter Ended 06/30/2020
Lowest Calendar Quarter Return at NAV	(14.53)%	Quarter Ended 03/31/2020

Average Annual Total Returns for Periods Ended December 31, 2024	One Year	Five Years	Ten Years
Class I Shares – Return Before Taxes	8.22%	4.17%	4.21%
Class I Shares – Return After Taxes on Distributions(1)	5.16%	2.71%	2.80%
Class I Shares – Return After Taxes on Distributions and Sale of Fund
Shares*	4.88%	2.60%	2.71%
Class A Shares – Return Before Taxes	3.01%	2.81%	3.37%
Class C Shares – Return Before Taxes(2)	6.06%	3.07%	3.11%
Bloomberg US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	1.25%	(0.33)%	1.35%
50% S&P 500 Index/50% Bloomberg US Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)(3)	12.65%	7.18%	7.35%
ICE BofA Merrill Lynch 3 Month US Treasury Bill Index (reflects
no deduction for fees, expenses or taxes)(4)	5.28%	2.48%	1.77%

(1)	After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Class I shares only and after-tax returns for classes other than Class I will vary from returns shown for Class I.

(2)	Class C shares commenced operations on November 14, 2022. The performance figures for Class C shares include the performance for the Class I shares for the periods prior to the inception date of Class C shares, adjusted for the difference in Class C shares and Class I shares expenses. Class C shares impose higher expenses than Class I shares.

(3)	The 50% S&P 500 Index/50% Bloomberg US Aggregate Bond Index consists of a 50/50 blend of the S&P 500 Index and the Bloomberg US Aggregate Bond Index. The S&P 500 Index is a market-cap-weighted index that includes a representative sample of 500 of the top leading companies in leading industries of the U.S. economy and assumes any dividends are reinvested back into the index. The Bloomberg US Aggregate Bond Index is an index that measures the performance of the U.S. investment grade bond market. The index includes a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States – including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than one year.

(4)	The ICE BofA Merrill Lynch 3 Month US Treasury Bill Index tracks the performance of U.S. dollar-denominated U.S. Treasury bills publicly issued in the U.S. domestic market with a remaining term to final maturity of 3 months.